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Neal Kaiser · 3rd

Co-Founder & CTO at Virtual Sapiens

Talks about #coaching, #startups, #communication, #machinelearning, and #technologyleadership

Boston, Massachusetts, United States · Contact info

1,356 followers · 500+ connections

Virtual Sapiens

University of Massachusetts, Amherst

Experience

Co-Founder & CTO
Virtual Sapiens · Full-time
May 2021 - Present · 10 mos
Boston, Massachusetts, United States

Virtual Sapiens is a machine learning SaaS platform to help client facing professionals master communication skills over video. Like a virtual coach, Virtual Sapiens leverages expert knowledge in body language and presence, providing users with individualized and consistent coaching prompts as well as in call feedback over time. Virtual Sapiens amplifies human connection, builds human skills and leverages cutting edge technology to do so a ...see more

Mentor
Entrepreneurship for All (EforAll)
May 2021 - Present · 10 mos
Lynn, Massachusetts, United States

Entrepreneurship for All (EforAll) is a Massachusetts-based nonprofit that aims to accelerate economic and social impact through entrepreneurship in mid-sized cities. I am honored to be a mentor with this c ...see more

Executive Director, Omnichannel
Mi9 Retail
Jul 2016 - Jun 2020 · 4 yrs
Greater Boston Area

CEO and Founder of Upshot Commerce. Acquired by Mi9 Retail.

Founder & CEO
Upshot Commerce - Acquired by Mi9 Retail
Jan 1994 - Jul 2016 · 22 yrs 7 mos
Boston, MA

CEO and Founder of Upshot Commerce, a SaaS eCommerce platform.